Exhibit 99.1

Mountain Province Diamonds Announces Full Year and Fourth Quarter 2018 Results

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, March 20, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for the full year ended December 31, 2018.  All figures are expressed in Canadian dollars unless otherwise noted.

Operational Highlights for Full Year 2018

  Strong annual production: Gahcho Kué Mine exceeded upper end of FY2018 guidance of tonnes treated, 3,194,000 tonnes (2017: 2,775,000 tonnes) and recovered a record 6,937,000 carats (2017: 5,934,000 carats).
  Average recovered grade up 4% above the original budget at approximately 2.17 carats per tonne ("cpt") (2017: 2.14 cpt).
  3,253,000 carats sold in 2018 (2,656,000 in 2017), included in the 2018 sales were over 500 (2017: 250) gem quality stones exceeding 10.8 carats, including the recovery of an exceptional 95 carat white stone and a 60 carat fancy vivid yellow stone, further validating the mine as a producer of exceptional quality high value diamonds.

Financial Highlights for Full Year 2018

  Total sales revenue at $311 million (US$240 million) compared to $170 million in 2017 (US$134 million) at an average realised value of $96 per carat (US$74) 2017: $85 per carat, (US$68).
  Full year Adjusted EBITDA1 of $139.2 million up 33% (2017: $103.4 million), demonstrating the good cash generation of the Gahcho Kué Mine.
  Earnings from mine operations up 55% to $81.0 million (2017: $52.1 million).
  During the year, the Company repurchased $26.4 million (US$20.1 million) of outstanding secured notes payable (2017: nil).
  Cash costs of production, including capitalized stripping costs1,2,3 of $101 per tonne treated (2017: $73 per tonne) and $47 per carat recovered (2017: $33 per carat).
  Dividend paid of $0.04 per common share totaling $8.4 million (2017: nil).
  Net loss for full year 2018 at December 31, 2018 was $18.9 million or $0.10 loss per share (2017: net income $17.2 million or $0.11 earnings per share). Included in the determination of net loss for the full year at December 31, 2018 are unrealized foreign exchange losses of $32 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar. It should be noted that the weakening Canadian dollar compared to US dollar is beneficial to the Company as sales are made in US dollars and operating costs are incurred in Canadian dollars.
  Capital expenditures in 2018 were $35.8 million, $29.4 million of which were one-time pre mine construction and development capital costs and the remaining $6.4 million were sustaining capital expenditures related to mine operations.
  Year end cash position of $30.7 million (2017: $43.1 million) and net working capital of $87.2 million (2017: $96.8 million), with US$50 million revolving credit facility remaining undrawn.
[1] Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2018 MD&A for explanation and reconciliation.

[2] For comparative purposes, FY 2018 financial data are based on a full year of commercial production, whereas 2017 figures are based on 10 months of commercial production.

[3] In FY 2018 a total of 41.4 million tonnes mined, compared to a total of 33.0 million tonnes mined in 2017; a 25% increase year over year and as a result of excess waste stripping in order to expose the Hearne Pit.

Market Highlights for Full Year 2018

  Achieved 100% sell through of all diamonds offered for sale, despite the difficult market for smaller lower quality diamonds in the second half of the year.
  Sustained price pressure widely reported across the sector has been driven by a weakened Indian Rupee against the US dollar, financing constraints in India and the resultant slowdown in Indian manufacturing.
  Prices for larger and higher quality goods, which comprise 70% of our sales, remained firm throughout 2018.
  Customer competition at the sales in Antwerp was stronger in 2018 than in 2017, supporting the Company's ability to achieve 100% sell through and not hold excess stock.
  Overall retail demand for luxury goods in both the US and China was reported to be strong throughout the first three quarters of 2018. Final quarter retail results were impacted by continuing US-China trade tensions, the US Federal shutdown and the decline of the US stock market in December.  US retail sales have reportedly shown signs of improvement in 2019.
  Prices for lower quality goods stabilised in the last quarter of 2018, with small single digit increases realised in 2019 sales.

Fourth Quarter 2018 Highlights ("Q4")

  823,000 carats sold in Q4 2018 (1,006,000 in Q4 2017), with total proceeds of $70.5 million (US$53.6 million) compared to $77.2 million in Q4 2017, (US$60.9 million) at an average realised value of $86 per carat (US$65), Q4 2017: $77 per carat, (US$60).
  Adjusted EBITDA4 for the three months ended December 31, 2018 amounted to $26.5 million.
  Q4 Earnings from mine operations amounted to $12.7 million.
  Gahcho Kué Mine treated 751,000 tonnes of ore and recovered 1,546,000 carats on a 100% basis for an average recovered grade of approximately 2.06 carat per tonne.
  Q4 Cash costs of $126 per tonne treated and $61 per carat recovered, include capitalized stripping costs4. Unit costs of production in Q4 were abnormally higher as a result of the decision to conduct focussed sampling and testing on Hearne ore. With over 60% of production for 2019 scheduled from the Hearne pit and given the excellent performance during the first 3 quarters of 2018, the Company believed it was prudent to study the effects and identify any potential challenges with the treatment of this new ore. Taking the sampling exercise and additional charges for air freight and mobile equipment maintenance, the costs were generally in line with our expectations. Pleasingly unit costs of production have returned to the 2018 average cost levels early in 2019.
  Q4 Net loss was $30.2 million or $0.15 loss per share.  Included in the determination of net loss for the three months ended December 31, 2018 are unrealized foreign exchange losses of $21.0 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the relative weakening of the Canadian dollar versus US dollar. It should be noted that the weakening Canadian dollar compared to US dollar is beneficial to the Company as sales are made in US dollars and operating costs are incurred in Canadian dollars.
[4] Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2018 MD&A for explanation and reconciliation.

Mountain Province President and CEO Stuart Brown commented:

"Financial Year 2018 was Mountain Province's first full year of commercial production at the new Gahcho Kué Mine and we are pleased with its operational performance. The Gahcho Kué Mine has settled down well and has outperformed our initial expectations in terms of throughput and overall diamond production which is an excellent achievement. This trend has continued into 2019 with the mine continuing to perform substantially ahead of expectations. Financial Year 2019 is expected to be another strong year of production. We are confident that we will meet or exceed, our production targets as we have done in the last two years. Along with our Joint Venture Partner, De Beers Canada, we are working on various short and medium-term initiatives which will have a positive impact on the future of the Gahcho Kué Mine. These relate to improvement of production rates and extending the life of mine by including additional JV ore discovered during 2018 and we look forward to updating the market as we complete these tasks later in 2019.

In addition to the JV related improvements we are also focussing on the wholly owned Kennady advanced stage diamondiferous kimberlites and near mine exploration opportunities and will update the market on our progress in due course.

The Company also delivered very good results from its sales process, selling all of its production made available during 2018 which translated into good operating margins, further demonstrating the ability of the ore bodies at the Gahcho Kué Mine to deliver strong free cash flow.

The rough diamond market experienced a relatively difficult finish to the year with price pressure in the smaller and lower quality diamond categories, although we did see a stabilisation of prices towards the end of the year and so far, we have seen a small improvement in the lower quality categories at the start of 2019.

The Company's longer-term view of the fundamentals of the diamond business remain positive and combined with the quality of the Gahcho Kué Mine with its long life and high margins, we believe we are well positioned for the future to benefit even more with improved diamond prices. 2019 is a year of innovation and assessing how to improve the returns to shareholders and I am positive that the work we are doing together with De Beers will deliver on this throughout the year ahead."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three months and year ended December 31, 2018 and 2017.

		Three months ended	Three months ended	Year ended	Year ended
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	671	839	2,908	3,513
*Waste tonnes mined	kilo tonnes	10,695	7,825	38,536	29,523
*Total tonnes mined	kilo tonnes	11,366	8,664	41,444	33,036
*Ore in stockpile	kilo tonnes	554	840	554	840

Processing
*Ore tonnes processed	kilo tonnes	751	693	3,194	2,775
*Average plant throughput	tonnes per day	8,168	7,703	8,751	7,603
*Average diamond recovery	carats per tonne	2.06	2.35	2.17	2.14
*Diamonds recovered	000's carats	1,546	1,628	6,937	5,934
Approximate diamonds recovered - Mountain Province	000's carats	758	798	3,399	2,908
Cash costs of production per tonne, net of capitalized stripping **		$92	62	80	71
Cash costs of production per tonne of ore, including capitalized stripping**		$126	62	101	73
Cash costs of production per carat recovered, net of capitalized stripping**		$45	26	37	32
Cash costs of production per carat recovered, including capitalized stripping**		$61	26	47	33

Sales
Approximate diamonds sold - Mountain Province***	000's carats	823	1,006	3,253	2,656
Average diamond sales price per carat	US	$65	$60	$74	$70

* at 100% interest in the GK Mine including ramp-up period in 2017
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Year ended	Year ended
(in thousands of Canadian dollars, except where otherwise noted)		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Sales		$70,477	77,242	310,969	170,108
Carats sold	000's carats	823	1,006	3,253	1,986
Average price per carat sold	$/carat	86	77	96	86
Cost of sales per carat*	$/carat	70	61	71	59
Earnings from mine operations per carat		$15	16	25	27
Earnings from mine operations	%	18%	21%	26%	31%
Selling, general and administrative expenses		$3,920	4,715	14,439	15,593
Operating income		$7,144	11,176	58,388	36,068
Net (loss) income for the period		$(30,204)	(15,927)	(18,934)	17,152
Basic and diluted earnings per share		$(0.15)	(0.10)	(0.10)	0.11

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

Full details of the financial and operating results for the year ended December 31, 2018 are described in Mountain Province's audited consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province, including its annual information form and US Form 40-F, are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the audited consolidated financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Thursday, March 21, 2019, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Title: Mountain Province Diamonds Inc Q4 and Year End Earnings Conference Call
Conference ID: 5158739
Date of call: 03/21/2019
Time of call: 11:00 Eastern Time
Expected Duration: 30 minutes

Webcast Link: https://edge.media-server.com/m6/p/dtcvb9mr

Participant Toll-Free Dial-In Number:   (866) 300-0510
Participant International Dial-In Number: (636) 812-6656

Replay:
Toll-Free Dial-In:  (855) 859-2056
International Dial-In: (404) 537-3406
Passcode: 5158739

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

View original content to download multimedia:http://www.prnewswire.com/news-releases/mountain-province-diamonds-announces-full-year-and-fourth-quarter-2018-results-300816028.html

SOURCE Mountain Province Diamonds Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2019/20/c8072.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 20-MAR-19